Bradley Weber 650.752.3226 bweber@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

July 16, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Amplify Snack Brands, Inc.

Registration Statement on Form S-1

Filed June 26, 2015

File No. 333-205274

Dear Ms. Nguyen:

This letter is submitted on behalf of Amplify Snack Brands, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, submitted on June 26, 2015 (the “Registration Statement”), as set forth in your letter dated July 13, 2015 addressed to Thomas C. Ennis, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express three copies of each of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

Prospectus Summary, page 1

1.	Please revise to clarify that the phrase “Better-For-You” is an industry term and not defined by the Food and Drug Administration.

RESPONSE: In response to the Staff’s comment, the Company has revised pages ii, 6 and 27 of the Amended Registration Statement to clarify that the phrase “Better-For-You” is an industry term and not defined by the Food and Drug Administration.

2.	Please revise to enhance your summary section by briefly summarizing and explaining the payments to be made under the tax receivable agreement. Please also disclose the range of the future payments that you expect to pay under the agreement to the unitholders of Topco, the anticipated timing of the payments and how you intend to fund the required payments.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 10, 53, 54, 61, 88, 95, 97, 146 and 147 of the Amended Registration Statement to briefly summarize and explain the payments to be made under the tax receivable agreement. The Company has also disclosed the range of the future payments that it expects to pay under the agreement to the unitholders of Topco, the anticipated timing of the payments and how it intends to fund the required payments.

Tax Receivable Agreement, page 51

3.	Please revise to disclose the duration of the term of the tax receivable agreement and clarify whether your obligations under such agreement will be modified based on your ability to generate net income. Please also revise the related risk factor on page 39 accordingly. Lastly, please file the tax receivable agreement and your outstanding exhibits. We may have additional comments upon review.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 40, 41, 53, 54, 97, 146 and 147 of the Amended Registration Statement to disclose the duration of the term of the tax receivable agreement and clarify that its obligations under such agreement will not be modified based on its ability to generate net income. In response to the Staff’s comment, the Company has also revised the related risk factor on pages 40 and 41. The Company respectfully advises the Staff that it has filed a form of tax receivable agreement as Exhibit 10.18 to the Amended Registration Statement.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 68

Contractual Obligations and Other Commitments, page 98

4.	We have reviewed your response to prior comment 11. We note your disclosure that the pre-paid portion of the Founder Contingent Compensation is not included in the table. Please expand your disclosure to explain why the amounts that will be accrued as of December 31, 2015 and are expected to be paid in 2016 are not included in the table.

RESPONSE: In response to the Staff’s comment, the Company has revised page 100 of the Registration Statement to better explain why the full amount of the Company’s expected obligation for the Founder Contingent Compensation is not included in the contractual obligations table. The disclosure is now revised to state that the founders must remain employees of the Company as of December 31, 2015 in order for the Company to be contractually obligated to pay out the Founder Contingent Compensation.

Condensed Consolidated Balance Sheets, page F-31

5.	Please revise the footnote disclosure related to your supplemental pro forma balance sheet to explain that the information presented also reflects debt incurred to finance the May 2015 special dividend.

RESPONSE: In response to the Staff’s comment, the Company has revised the footnote disclosure on pages F-31 and F-36 to explain that the information presented also reflects debt incurred to finance the May 2015 Special Dividend.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

Enclosures

cc:	Diane Fritz, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Anuja A. Majmudar, Securities and Exchange Commission

Thomas C. Ennis, Amplify Snack Brands, Inc.

Brian Goldberg, Amplify Snack Brands, Inc.

Jon M. Herzog, Goodwin Procter LLP

LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP

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